# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEACOR Marine Holdings Inc., CIK 0001690334
CUSIP: 78413P101
Title of class of securities: Common
Address of issuer's principal executive offices: 12121 Wickchester Ln Ste 500, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 04/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042077

## Reporting persons
- Chernett Jorey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,366,209; shared voting power 0; sole dispositive power 1,366,209; shared dispositive power 0; aggregate amount beneficially owned 1,366,209 (5.2% of the class)

## Item 1. Issuer
Name of issuer: SEACOR Marine Holdings Inc.
Address of issuer's principal executive offices: 12121 Wickchester Ln Ste 500, Houston, TEXAS, 77079.

## Item 2. Person Filing
Name of person filing: Jorey Chernett
Address of principal business office or, if none, residence: 6222 Indianwood Trail, Bloomfield Hills, MI 48301
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,366,209

On April 4, 2025, SEACOR Marine Holdings Inc. (?SMHI?) announced that it repurchased shares of common stock and warrants representing approximately 9.1% of the outstanding shares of common stock of SMHI, which resulted in Mr. Chernett?s percentage of shares owned of the common stock of SMHI to increase to 5.19%.
Percent of class: 5.19%
Sole power to vote or to direct the vote: 1,366,209
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,366,209
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chernett Jorey: /s/Jorey Chernett, Individual (04/21/2025)